                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C.  20549

                                 FORM 11-K
                               ANNUAL REPORT

            /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                 for the fiscal year ended March 31, 1998

                                    OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

             for the transition period from _______ to _______

                       Commission file number 1-3203

                 STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES
                      OF WISCONSIN TISSUE MILLS INC.

                          CHESAPEAKE CORPORATION
                           1021 East Cary Street
                              P. O. Box 2350
                      Richmond, Virginia  23218-2350

WISCONSIN TISSUE MILLS INC. HOURLY EMPLOYEES' STOCK PURCHASE PLAN


Administration of the Plan:

  The Plan is administered by the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:

                       Name                       Address

                Thomas A. Smith (1)        Richmond, Virginia  23218
                J. P. Causey Jr. (2)       Richmond, Virginia  23218
                William T. Tolley (3)      Richmond, Virginia  23218

        (1) Mr. Smith is Vice President - Human Resources & Assistant Secretary of the Corporation and serves as the Committee Chairman.

        (2) Mr. Causey is Senior Vice President, Secretary & General Counsel of the Corporation.

        (3) Mr. Tolley is Group Vice President - Finance & Chief Financial
            Officer

        Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

        (a) Financial statements:

            Wisconsin Tissue Mills Inc. Hourly Employees' Stock Purchase Plan:
            Statements of Financial Condition
            Statements of Income and Changes in Plan Equity

        (b) Exhibit:

            23.1 Consent of Coopers & Lybrand L.L.P.

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                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                 STOCK PURCHASE PLAN FOR HOURLY
                                 EMPLOYEES OF WISCONSIN TISSUE MILLS INC.


                                 By:      \s\ Thomas A. Smith
                                    ------------------------------------------
                                     Thomas A. Smith, Chairman of the Committee






June 5, 1998

Report of Independent Accountants



To the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. Committee:

We have audited the accompanying statements of financial condition of the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. (the "Plan") of Chesapeake Corporation and participating subsidiaries as of March 31, 1998 and 1997, and the related statements of income and changes in plan equity for the year ended March 31, 1998 and the five months ended March 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of March 31, 1998 and 1997, and the statements of income and changes in plan equity for the year ended March 31, 1998 and the five months ended March 31, 1997, in conformity with generally accepted accounting principles.


                                          COOPERS & LYBRAND L.L.P.



Richmond, Virginia
June 5, 1998


STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES OF WISCONSIN TISSUE MILLS INC.
STATEMENTS OF FINANCIAL CONDITION
March 31, 1998 and 1997

                                                        1998     1997
Asset:
Funds held by Wisconsin Tissue Mills Inc. and its
 designated subsidiaries (Note 2)                     $ 1,304  $ 1,029
                                                      =======  =======
Plan equity                                           $ 1,304   $1,029
                                                      =======  =======
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
for the year ended March 31, 1998 and the five
months ended March 31, 1997


                                                        1998    1997
Contributions (Note 1):
  Employees                                           $64,677  $37,100
  Employer: $11,883 in 1998 and $7,868 in 1997;
   less withheld taxes of $5,056 and $3,277,
   respectively                                         6,827    4,591
                                                      -------  -------
                                                       71,504   41,691
Deductions:
  Purchase and distribution to participants at
   year end of 1,885 shares in 1998 ($34.93 per
   share) and 1,345 shares in 1997 ($28.76 per
   share) of common stock of Chesapeake
   Corporation (Note 1)                                65,845   38,686
  Refunds to employees withdrawing from the
   Plan attributable to:
    Employees' contributions for the year               5,251    1,976
    Employees' account balances at beginning of
    year                                                  133
                                                      -------  -------
                                                       71,229   40,662
                                                      -------  -------

  Increase in plan equity                                 275    1,029

Plan equity, beginning of period                        1,029
                                                      -------  -------
  Plan equity, end of period                          $ 1,304  $ 1,029
                                                      =======   =======

The accompanying notes are an integral part of these financial statements.

STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES OF WISCONSIN TISSUE MILLS INC. NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

  The Board of Directors of Chesapeake Corporation (the "Corporation") has approved the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. (the "Plan") and reserved a total of 300,000 shares of the Corporation's common stock for sale to certain eligible hourly employees of participating operations of Wisconsin Tissue Mills Inc. and its designated subsidiaries (the "Employer").

  Participants in the Plan are permitted to invest up to 5% of their basic compensation, as defined by the Plan. The Employer contributes to the Plan, as of the end of the Plan year, an amount equal to the applicable percentage, determined by the Executive Compensation Committee of the Board of Directors of the Corporation, of the participant's contribution reduced by amounts required to be withheld under income tax, F.I.C.A. and comparable laws. For fiscal years 1998 and 1997, the employer contribution was 20% and 22.4%, respectively. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the plan year.

  As of March 31, 1998, 3,230 shares (1,885 shares in the current year and 1,345 in the prior period) of the Corporation's common stock had been issued under the Plan and 296,770 shares were available for future issuance.

  An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death or retirement. A participant who retires may continue to participate in the Plan until the end of the Plan year next following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter preceding the date participation in the Plan is terminated. The Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. Committee (the "Committee") will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each plan year. The interest rate for the period beginning November 1, 1996 (date of commencement) was 5% per annum compounded quarterly. This interest rate will stay in effect from year to year until it is changed by the Committee. The employer paid $65 of interest for the year ended March 31, 1998 and $12 of interest for the five months ended March 31, 1997. An individual who terminates participation in the plan forfeits all rights to any contribution from the Employer with respect to the plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.

1.     Description of the Plan, continued:

  The fiscal year of the Plan ends each March 31. The Plan was instituted November 1, 1996; therefore, the period ended March 31, 1997 refelects only five months of operations.

2.     Funds Held  by Wisconsin Tissue Mills Inc. and Its Designated
       Subsidiaries:

  Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

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3.     Taxes and Expenses:

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

  Expenses of administering the Plan are borne by the Employer.

EXHIBIT 23.1




                    Consent of Coopers & Lybrand L.L.P.
                                  _______



We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. (File No. 33-14189) of our report dated June 5, 1998 on our audits of the financial statements of the Stock Purchase Plan for Hourly Employees of Wisconsin Tissue Mills Inc. as of March 31, 1998 and 1997, and for the year ended March 31, 1998 and the five months ended
March 31, 1997, which report is included in this Annual Report on Form 11-K.

                                               COOPERS & LYBRAND L.L.P.





Richmond, Virginia
June 26, 1998